ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

April 16, 2013	Nathan Briggs T +1202 626 3909 F +1202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	DoubleLine Income Solutions Fund
File Nos. 333-186045 and 811-22791

Dear Mr. Bartz:

Thank you for speaking to me about our responses to your letter, dated February 8, 2013 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial registration statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest (the “Common Shares”) of DoubleLine Income Solutions Fund (the “Fund”), which was filed with the SEC on January 15, 2013.

Please find below the additional comments you provided to me orally and the Fund’s response to each:

PROSPECTUS

Prospectus Summary - Derivatives (Page 4)

1.	Comment: Please disclose in this section that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: In response to the Staff’s comment, the following disclosure has been added to the referenced section:

When the Fund acts as a seller of a credit default swap, the Fund or its agents will earmark on its books or segregate liquid assets equal to the full notional amount of the swap agreement.

Prospectus Summary - Investment Adviser (Page 6)

2.	Comment: Please disclose that the notional value of the Fund’s derivative instruments will not be used for purposes of calculating “total managed assets.”

Response: In response to the Staff’s comment, the following disclosure has been added to the referenced section:

For purposes of calculating total managed assets, the Fund’s derivative investments generally will be valued based on their market value (i.e., the notional value of such investments will not be used for purposes of calculating total managed assets).

The Fund’s Investment Objectives and Strategies – Portfolio Contents – Event-Linked Securities

3.	Comment: Please revise the heading of this disclosure to include the term “catastrophe bonds.”

Response: Event-linked securities and “catastrophe bonds” have been removed as a principal investment strategy of the Fund and therefore have been removed from the prospectus. However, the requested change has been made in the applicable disclosure in the Fund’s Statement of Additional Information.

Principal Risk Factors (Page 65)

4.	Comment: Several of the principal risk factors that appear in this section are not included in the “Prospectus Summary—Principal Risk Factors” section. Please include all principal risk factors disclosures in both the “Prospectus Summary—Principal Risk Factors” and the “Principal Risk Factors” sections.

Response: The requested change has been made.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Ronald R. Redell
Timothy W. Diggins, Esq.